Douglas W. Densmore (540) 983-9399 doug_densmore@gentrylocke.com	Facsimile 540·983·9400 Post Office Box 40013 Roanoke, Virginia 24022-0013

June 26, 2009

Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-4561

Re:	HomeTown Bankshares Corporation Revisions to Amendment No. 3 to Registration Statement on Form S-4 Filed June 9, 2009 File No. 333-158525

Dear Mr. Webb:

In your letter dated June 23, 2009 to Susan K. Still, President and Chief Executive Officer of HomeTown Bankshares Corporation (the “Company”), you provided post-review comments to assist the Company in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in File No. 333-158525.

As counsel for the Company, we write in response to your letter and address your June 23 letter using the same paragraph numbering. We have made revisions to the S-4 and filed an Amendment No. 4.

Where possible, we have included in this letter an explanation of our revisions. Otherwise, we have only stated in this letter that revisions were made in Amendment No. 4. of the Registration Statement.

Pro Forma Financial Information of the Effect of TARP Funds, page 6

1. Pro Forma Financial Information

Bullet 1

We expanded the balance sheet disclosure to reflect the discount on the preferred stock and the premium on the warrant preferred stock and revised footnote (4) to the March 31, 2009 pro forma balance sheet to state the valuation of the preferred stock was performed using the discounted cash flow method with an estimated redemption period of 5 years and a discount rate of 10% and the warrant preferred stock was valued based on its intrinsic value.

10 Franklin Road SE, Suite 800 ❖ Roanoke, VA 24011❖ Toll Free: 866-983-0866

www.gentrylocke.com

Mark Webb

June 26, 2009

We expanded footnote (4) to the March 31, 2009 pro forma balance sheet to more fully explain the terms of the preferred stock and related discount and the warrant preferred stock and related premium.

Bullet 2

As noted above, we revised footnote (4) to the March 31, 2009 pro forma balance sheet to state the valuation of the preferred stock was performed using the discounted cash flow method with an estimated redemption period of 5 years and a discount rate of 10% and the warrant preferred stock was valued based on its intrinsic value.

Bullet 3

Footnote (3) to the March 31, 2009 pro forma balance sheet was revised to disclose that the relative fair value method was used to allocate the values to the preferred stock and the warrants.

Bullet 4

As noted above, we expanded the balance sheet disclosure to reflect the discount on the preferred stock and the premium on the warrant preferred stock and revised footnote (4) to the March 31, 2009 pro forma balance sheet to state the valuation of the preferred stock was performed using the discounted cash flow method with an estimated redemption period of 5 years and a discount rate of 10% and the warrant preferred stock was valued based on its intrinsic value.

Bullet 5

We revised the income statement disclosure to reflect the separate dividends and discount amortization on the preferred stock and the dividends and accretion of the premium on the warrant preferred stock. We expanded the balance sheet disclosure to reflect the discount on the preferred stock and the premium on the warrant preferred stock and revised footnote (3) to the March 31, 2009 and December 31, 2008 pro forma income statements to disclose the dividend rate on the preferred stock and the warrant preferred stock and the effective yield on the amortization of the discount on the preferred stock and the accretion of the premium on the warrant preferred stock.

Mark Webb

June 26, 2009

The following are our supporting calculations for the discount and premium and the amortization and accretion.

Initial calculation of Fair Value and allocation to preferred stock and warrants

Inputs
1/1/2008	Actual or Estimated Date of Receipt of TARP Funding
2/15/2008	Actual or Estimated First Interest Payment Date
5,979,000	Aggregate $ Amount of Senior Preferred Stock.
0	Direct Costs associated with the Issuance of the Preferred Stock and Warrants
5,979,000	Net Proceeds from Issuance of Preferred Stock after deducting direct issuance costs of the Preferred and Warrants.
5	Estimated Redemption Term (in Years) of Senior Preferred Stock
5.00%	Dividend Rate on Senior Preferred Stock (Years 1 through 5).
9.00%	Dividend Rate on Senior Preferred Stock (Years 6 and over).
10.000%	Discount Rate assumed for the NPV Calculation of the Senior Preferred Equity.
298,950	$ Amount of Preferred Warrants to be issued calculated as 5% of the gross proceeds of Senior Preferred TARP Equity.
1,000	Preferred liquidation preference per share.
0.01	Exercise price of ONE Warrant.
299	Number of Preferred Warrants to Issue, based upon the liquidation preference per Warrant ($1,000) divided into the required aggregate liquidation preference Represented by the Warrants.
0.00	Expected Life of the Warrant expressed in years. The US Treasury has indicated it will immediately exercise the Warrants. The term value is locked at zero.

Intrinsic Value of One Warrant:	$999.99

Intrinsic Value calculation: the difference between the Preferred Liquidation Preference Per Share and the Exercise Price of One Warrant on Grant Date.

5 Years used for Discounting the NPV of the Preferred Stock

Mark Webb

June 26, 2009

Summary of Value:

Fair Value of Preferred Stock using NPV	$4,944,574	94%
Intrinsic Value of Warrants	$298,997	6%

Total Value of Preferred and Warrants	$5,243,571	100%

Allocation of TARP Proceeds:

Allocated to Preferred Stock	$5,638,197	94%
Allocated to Warrant Preferred Stock	$340,803	6%

Total TARP Proceeds (net of issuance cost)	$5,979,000	100%

Level Yield Calculations Quarterly and Annually

Level Yield Calculation

Quarterly Discount Amortization

Preferred at par	5,979,000	Par		5,979,000
Original discount	326,453	Allocated to Preferred Stock		5,652,547

dividend rate	5%	Discount		326,453
effective rate	6.340%

Period is quarterly		Dividend	Amortization	Principal
Beginning Bal				5,652,547
Quarter	1	(73,714)	14,657	5,667,203
Quarter	2	(73,714)	14,886	5,682,089
Quarter	3	(73,714)	15,119	5,697,208
Quarter	4	(73,714)	15,355	5,712,563

			60,016

Mark Webb

June 26, 2009

Level Yield Calculation

Quarterly Premium Accretion

Preferred at par	299,000	Allocated to Warrant Preferred Stock		326,453
Original premium	27,453	Par		(299,000)

dividend rate	9%	Premium		27,453
effective rate	6.046%

Period is quarterly		Dividend	Amortization	Principal
Beginning Bal				326,453
Quarter	1	(6,635)	(1,769)	324,684
Quarter	2	(6,709)	(1,869)	322,816
Quarter	3	(6,709)	(1,897)	320,919
Quarter	4	(6,709)	(1,925)	318,994

			(7,459)
Level Yield Calculation Annual Discount Amortization

Preferred at par	5,979,000	Par		5,979,000
Original discount	340,803	Allocated to Preferred Stock		5,638,197

dividend rate	5%	Discount		340,803
effective rate	6.37%

Period is one year		Dividend	Amortization	Principal
Beginning Bal				5,638,197
Year	1	(298,950)	60,016	5,698,213
Year	2	(298,950)	63,837	5,762,051
Year	3	(298,950)	67,902	5,829,952
Year	4	(298,950)	72,225	5,902,177
Year	5	(298,950)	76,823	5,979,000

			340,803

Mark Webb

June 26, 2009

Level Yield Calculation

Annual Premium Accretion

Preferred at par	299,000	Allocated to Warrant Preferred Stock		340,803
Original premium	41,803	Par		(299,000)

dividend rate	9%	Premium		41,803
effective rate	5.71%

Period is one year		Dividend	Accretion	Principal
Beginning Bal				340,803
Year	1	(26,910)	(7,459)	333,344
Year	2	(26,910)	(7,885)	325,459
Year	3	(26,910)	(8,335)	317,124
Year	4	(26,910)	(8,811)	308,313
Year	5	(26,910)	(9,313)	299,000

			(41,803)

Market Price of HomeTown Bank’s Common Stock and Dividends, page 72

2. As discussed with Allicia Lam by telephone on June 23 and as disclosed in the Registration Statement, HomeTown Bank’s common stock is not traded on a publicly listed exchange. The price information listed on page 72 of the Registration Statement is as of June 25, 2009, the last practicable date available, and shows the high and low bid price information for HomeTown Bank stock on such date.

Item 21. Exhibits and Financial Statement Schedules, Page II-1

3. We revised the Registration Statement to delete references to the Annual Report, Exhibit 13.

In addition to these revisions and as we discussed with Ms. Lam by telephone on June 23, we have revised the cover page to eliminate duplicative disclosures and have added a disclosure in the letter to HomeTown Bank stockholders listing the title and amount of securities that will be issued in connection with the proposed reorganization.

Finally, we have revised the record date to June 25, 2009 to comply with Virginia law which requires record dates for shareholder holdings to be no more than 70 days before the meeting. We also have revised the total number of shareholders on pages 48 and 72 from 2,036 to 2,023. The total number of outstanding shares and the shares held by directors, named executive officers and beneficial owners has not changed.

Mark Webb

June 26, 2009

As you can see based on Amendment No. 4, HomeTown Bank will need to change the proposed date of the annual meeting to a date sometime after July 23, 2009 to allow for printing time and statutory notice periods to shareholders. We will revise dates in the proxy statement to reflect new dates for the annual meeting once the Registration Statement is deemed effective. Tentatively, the Bank intends to hold the annual meeting on July 30, 2009. Accordingly, we request any additional comments that the SEC may have as soon as possible so that the Bank can finalize and print the proxy statement/prospectus for printing and mailing to the Bank’s stockholders by July 3, 2009.

Also, the law firm serving as counsel to the U.S. Department of the Treasury for the CPP/TARP program notified us this week that the Company needs to schedule a closing on the TARP funds within the next month. As you know, the Company cannot close on the TARP funds until the shareholders approve the reorganization.

Again, we appreciate your assistance in promptly reviewing Amendment No. 4. Please contact me at 540/983-9399 or Bryce Hunter at 540/983-9325 if you have any questions or need further information.

Sincerely,

GENTRY LOCKE RAKES & MOORE, LLP

/s/ Douglas W. Densmore
Douglas W. Densmore

DWD:slh